Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Millions
Earnings as defined:
Pretax Income Before Non-Controlling Interest	$102.2	$91.5	$126.4	$137.2	$128.2	$19.8
Add: Fixed Charges	31.2	38.3	30.3	26.6	27.7	27.3
Less: Non-Controlling Interest (a)	–	–	–	–	–	–
Undistributed Income from Less than 50 percent Owned Equity Investment	2.5	3.7	3.8	3.3	2.3	–
Earnings as defined:	$130.9	$126.1	$152.9	$160.5	$153.6	$47.1
Fixed Charges:
Interest on Long-Term Debt	$28.9	$34.2	$27.4	$23.2	$22.8	$23.4
Other Interest Charges	0.4	1.6	0.4	1.5	2.9	1.1
Interest Component of All Rentals (b)	1.9	2.5	2.5	1.9	2.0	2.8
Total Fixed Charges	$31.2	$38.3	$30.3	$26.6	$27.7	$27.3
Ratio of Earnings to Fixed Charges	4.20	3.29	5.05	6.03	5.55	1.73

(a) Pre-tax income of subsidiaries that have not incurred fixed charges.
(b) Represents interest portion of rents estimated at 33 1/3 percent.